UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42892

Agencia Comercial Spirits Ltd

(Exact name of registrant as specified in its charter)

No. 23-1, Shenzun Rd., Shengang Dist.
Taichung City 429014, Taiwan (R.O.C.)

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Information Contained in this Form 6-K Report

Entry into Material Definitive Agreements

On July 17, 2026, Agencia Comercial Spirits Ltd, a Cayman Islands exempted company (the “Company”), entered into certain securities purchase agreements (the “SPA”) with the investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, on a self-directed best efforts basis (the “Offering”), an aggregate of 20,000,000 Class A ordinary shares (the “Class A Ordinary Shares”) at a purchase price of $10.00 per Class A Ordinary Share.

The Company received gross proceeds of US$200.0 million from the Offering, before deducting estimated offering expenses. The Company intends to use the net proceeds from the Offering primarily to develop its AI computing center-related business in the United States, Japan and Southeast Asia, including server and hardware procurement, infrastructure expansion, and data center land developments, with the balance to be used for research and development, working capital, and general corporate purposes. The Offering closed on July 29, 2026.

The SPA contains customary representations, warranties, covenants, and closing conditions, as well as certain indemnification and other provisions.

The securities in the Offering were offered pursuant to a registration statement on Form F-1 (File No. 333-296847) previously filed with the U.S. Securities and Exchange Commission and declared effective on July 17, 2026. The Offering was made only by means of a prospectus that forms a part of such registration statement. The Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “AGCC.”

The foregoing descriptions of the material terms of the SPA do not purport to be complete and are qualified in their entirety by reference to such document, which is filed as Exhibit 10.1 to this Form 6-K and incorporated herein by reference.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “may”, “intends”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agencia Comercial Spirits Ltd

Date: July 29, 2026	By:	/s/ Tsai Yi Yang
	Name:	Tsai Yi Yang
	Title:	Director and Chief Executive Officer

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